

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 7, 2016

Zvi Glasman
Chief Financial Officer
Fox Factory Holding Corp.
915 Disc Drive
Scotts Valley, CA 95066

> **Re:** **Fox Factory Holding Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-36040**

Dear Mr. Glasman:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 15. Acquisitions, page 77

1. We note from your disclosure on page 78 that in connection with the December 2014 Race Face/Easton acquisition, you paid approximately $29,857 and have a potential earn-out opportunity of up to a maximum of approximately $14,063 contingent upon continued employment and the achievement of certain performance-based financial targets through October 2016. We also note that in November 2015, you entered into an agreement which guaranteed the earn-out payments payable in 2016 and 2017, subject to conditions including continued employment. In light of the continued employment contingencies, please explain to us how you accounted for this potential earn-out liability at the time of the acquisition in December 2014, as well as at the time of the amended agreement in November 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

/s/ Lyn Shenk for

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure